NEWS RELEASE

FOR RELEASE AT 9:00 AM EDT ON OCTOBER 17, 2005

STORM CAT ENERGY PROVIDES OPERATIONAL UPDATE;

PRB PRODUCTION UP 15% TO 4 MMCF/D; ELK VALLEY PILOT RE-ACTIVATED WITH
EXPLORATION TEST TO SPUD IN Q405; 3 RIGS RUNNING IN Q405

CALGARY and DENVER – (PR Newswire) – October 17, 2005 – Storm Cat Energy Corp. (AMEX: SCU; TSX.V: SME) today provided an update on the Company’s U.S., Canadian and Mongolian operations.

Powder River Basin, Wyoming

Current Powder River daily production is approximately 4,000 cubic feet per day (Mcfd) of natural gas from its properties located in Campbell County, Wyoming. This marks a 15% increase over the previously announced daily production of 3,500 Mcfd. The production increase is attributed to the continued successful drilling of 12 new wells which were brought on line since Storm Cat began its Northeast Spotted Horse drilling program in mid-July 2005. The 12 wells drilled to date are in various stages of dewatering and were all completed using multi-seam completion techniques, which help economically capture incremental reserves in a single wellbore, significantly reducing finding and development (F&D) costs.

In the fourth quarter of 2005, Storm Cat intends to step-up Powder River Basin activity with the addition of two recently secured rigs. The rigs will continue to exploit the Powder CBM leasehold which includes 120+/- drillable locations in the Northeast Spotted Horse area. With 37 drilling permits approved for drilling on Federal acreage and 68 permits filed and in process of approval, ample Powder River Basin drilling activity is anticipated going forward. The Company expects to complete its 120 well program by early second quarter 2006. Storm Cat’s projected well economics for its Northeast Spotted Horse program are approximately $1.00 per MCF in F&D costs with an overall project rate of return in excess of 50%.

Elk Valley, British Columbia, Canada

Drilling and recompletion activities are underway on Storm Cat’s joint venture with EnCana Corporation on 77,775 gross acres (31,110 gross hectares) in the Elk Valley area of southeast British Columbia, Canada. In early November 2005, Storm Cat will spud the Mosquito D-85-L, an exploratory test well located to the north of the West Pilot Area. Upon reaching the proposed total depth of approximately 2,500 feet, the rig will move to a second exploratory test location, the Mosquito D-84-L. The wells will further test the productive potential of the Mist Mountain coals.

Additionally, Storm Cat is re-activating three of the existing 17 pilot/test wells drilled previously by EnCana. The three wells are located on the west pilot. The initial re-entry included fracture stimulation of the “H” zone, an eighth coal interval down-hole from the existing seven completed zones in the pilot.

DENVER, COLORADO Suite 510, 1400—16th Street | Denver, Colorado, USA 80202 | Tel (303) 991-5070 Fax (303) 991-5075 CALGARY,
ALBERTA Suite 200, 209—8th Avenue | Calgary, Alberta, Canada T2P 1B8 | Tel (403) 451-5070 Fax (403) 451-5075 MONGOLIA Suite 21, P.M.
Amar’s Street 2 | Tavan Bogd Plaza, Sukhbaatar District | Ulaanbaatar, Mongolia | Tel 976-11-33-0464

Engineers are evaluating the re-completion and will continue reactivating the pilot by re-completing two additional wells in the fourth quarter of 2005. If success is achieved in the exploratory wells and in the pilot reactivation, Storm Cat will have established a second core CBM operating area.

Alaska

Storm Cat now owns 100% interest in over 35,000 acres in the Cook Inlet. Negotiations with drilling contractors are currently underway in order to secure a rig for drilling the initial test well. Engineers continue cost evaluation and project management in advance of the anticipated late 2005 spud date.

Moose Mountain, Saskatchewan, Canada

Storm Cat controls a 30% working interest in 236,000 acre block in Saskatchewan targeting up to five distinct reservoirs. The Company intends to follow its Clemenceau #14-6-42-4 well with a three to five well program, the details of which are now being developed. Geologic and geophysical work continues on the shallow prospect with anticipated drilling to commence in the first half of 2006.

Mongolia

Based on recent VES survey on the Tsaidam Exploratory Block, Storm Cat is currently drilling an exploratory stratagraphic test well. The well, expected to be 2,000 feet or less in depth, will allow technical staff to continue to evaluate the productive potential of the coals.

Management Comment

J. Scott Zimmerman, President and Chief Executive Officer said: “Storm Cat’s third quarter was busy both financially and operationally. We were approved for listing on the American Stock Exchange and began trading early in the fourth quarter on October 3, 2005. Also, we completed a small Canadian private placement of our common stock, which included flow-through shares which will be deployed to help develop our Canadian assets. Operationally, we were able to grow Powder River production by 15% by adding new wells and by fine-tuning operations on currently producing wells. Securing three to five rigs in the 4th quarter to drill our US and Canadian properties for Storm Cat is probably the most meaningful achievement for this quarter. Putting iron to work on our properties should accelerate Powder River production while allowing our technical staff to really begin understanding the great potential we believe exists in Elk Valley. Work done in the third quarter ultimately positions Storm Cat for an increased pace of activity in the next six to nine months.”

About Storm Cat Energy

Storm Cat Energy is an independent oil and gas company focused on the pursuit, exploration and development of large unconventional gas reserves from fractured shales, coal beds and tight sand formations. The Company has producing properties in Wyoming’s Powder River Basin, exploitation/development acreage in Canada and Alaska, and high-risk, high-reward exploration acreage

DENVER, COLORADO Suite 510, 1400—16th Street | Denver, Colorado, USA 80202 | Tel (303) 991-5070 Fax (303) 991-5075 CALGARY,
ALBERTA Suite 200, 209—8th Avenue | Calgary, Alberta, Canada T2P 1B8 | Tel (403) 451-5070 Fax (403) 451-5075 MONGOLIA Suite 21, P.M.
Amar’s Street 2 | Tavan Bogd Plaza, Sukhbaatar District | Ulaanbaatar, Mongolia | Tel 976-11-33-0464

in Mongolia. The Company's shares trade on the AMEX under the symbol “SCU” and on the TSX Venture Exchange as “SME.”

Company Contact:

Scott Zimmerman, President and Chief Executive Officer Paul Wiesner, Chief Financial Officer

Phone: 87-STORMCAT

www.stormcatenergy.com

Forward-looking Statements

CAUTIONARY STATEMENT: This publication contains certain “forward looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995 relating to matters such as the Company’s drilling and other exploration plans and projected well economics. Forward looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates, ”projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of Storm Cat’s management on the date the statements are made; they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Storm Cat undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include, but are not limited to the volatility of natural gas prices, the possibility that exploration efforts will not yield economically recoverable quantities of gas, accidents and other risks associated with gas exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the Company’s need for and availability of additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development plans, and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the US Securities and Exchange Commission, including the Company’s Form 20-F dated July 1, 2005.

By Order of the Board of Directors

Storm Cat Energy Corporation

J. Scott Zimmerman

President & CEO

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

DENVER, COLORADO Suite 510, 1400—16th Street | Denver, Colorado, USA 80202 | Tel (303) 991-5070 Fax (303) 991-5075 CALGARY,
ALBERTA Suite 200, 209—8th Avenue | Calgary, Alberta, Canada T2P 1B8 | Tel (403) 451-5070 Fax (403) 451-5075 MONGOLIA Suite 21, P.M.
Amar’s Street 2 | Tavan Bogd Plaza, Sukhbaatar District | Ulaanbaatar, Mongolia | Tel 976-11-33-0464